

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Kian Hwa Goh
Chief Executive Officer
Orangekloud Technology Inc.
1 Yishun Industrial Street 1
#04-27/28&34 Aposh Building Bizhub
Singapore, 768160

> **Re: Orangekloud Technology Inc.**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed June 24, 2024**
> **File No. 333-277162**

Dear Kian Hwa Goh:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-1

Exhibits

1. Please revise your auditor's consent to include the correct reference to the registration statement that includes the consolidated financial statements of Orangekloud Technology Inc. For example, in the current amendment, which includes the financial statements and audit report, there is no need to refer to Amendment no. 4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Kian Hwa Goh
Orangekloud Technology Inc.
June 26, 2024
Page 2

       Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Venick